UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Pulse Electronics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74586W106
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74586W106	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM PE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the direct owner of 12,065,441 shares of the Issuer’s Common Stock (as defined herein) and 65,855 Warrants (as defined herein) to purchase the Issuer’s Common Stock, and based upon an aggregate of 17,286,747 shares of the Issuer's Common Stock outstanding as of February 21, 2014, which reflects 7,958,565 outstanding shares of the Issuer’s Common Stock (as reported in its most recent quarterly report on Form 10-Q),  the issuance of 1,107,400 shares of the Issuer’s Common Stock pursuant to the Exchange Agreements (as defined herein) on February 21, 2014, the issuance of 8,154,927 shares of the Issuer’s Common Stock to the Reporting Persons (as defined herein) pursuant to the Series A Conversion (as defined herein) on February 21, 2014 and 65,855 Warrants held by the Reporting Persons.

CUSIP No. 74586W106	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM PE Holdings, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 74586W106	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,065,441*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,065,441*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,441*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 10 of 15

Item 1.	Security and Issuer

This Amendment Number 1 to the statement on Schedule 13D dated November 7, 2012 (this “Schedule 13D/A”) relates to 12,065,441 shares of common stock, par value $0.125 per share (“Common Stock”), of Pulse Electronics Corporation, a Pennsylvania corporation (the “Issuer”) and 65,855 warrants to purchase the Common Stock of the Issuer (“Warrants”) beneficially owned by OCM PE Holdings, L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons,” and each individually, a “Reporting Person”).  The address of the principal executive office of the Issuer is 12220 World Trade Drive, San Diego, CA 92128.

All share numbers herein give effect to the one-for-ten reverse split of the Common Stock on May 22, 2013 as described in the Current Report on Form 8-K filed by the Issuer on May 20, 2013.  Calculations of percentage beneficial ownership are based upon an aggregate of 17,286,747 shares of the Issuer's Common Stock outstanding as of February 21, 2014, which reflects 7,958,565 outstanding shares of the Issuer’s Common Stock (as reported in its most recent quarterly report on Form 10-Q),  the issuance of 1,107,400 shares of the Issuer’s Common Stock pursuant to the Exchange Agreements on February 21, 2014, the issuance of 8,154,927 shares of the Issuer’s Common Stock to the Reporting Persons pursuant to the Series A Conversion on February 21, 2014 and 65,855 Warrants held by the Reporting Persons.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text immediately after the end of the last paragraph of Item 3:

Note Exchange Agreements

On February 21, 2014, the Issuer entered into definitive note exchange agreements (the “Exchange Agreements”) with certain holders of the Issuer's outstanding 7% convertible senior notes due December 2014 (the "Convertible Senior Notes").  Pursuant to the Exchange Agreements, holders of $20,700,000 of principal amount of Convertible Senior Notes (which constituted approximately 93% of the outstanding principal amount of the Convertible Senior Notes) exchanged such Convertible Senior Notes for an aggregate of (i) 1,107,400 shares of the Issuer’s Common Stock; (ii) $14,882,000 aggregate principal amount of secured loans under the Issuer’s outstanding senior secured credit agreement; and (iii) $2,136,000 in cash.  In connection with such Exchange Agreements, on February 21, 2014, the Issuer entered into (“the Closing”) (i) an amendment to the Issuer’s outstanding senior secured credit agreement, (ii) Amendment No. 3 to the Investment Agreement (as defined below) and (iii) the Series A Conversion (as defined below).

Investment Agreement

Pursuant to Amendment No. 3 (“Amendment No. 3”), dated February 21, 2014, to the Investment Agreement (the "Investment Agreement"), dated as of November 7, 2012, as amended on March 11, 2013, and as further amended on April 5, 2013, among the Issuer, Technitrol Delaware, Inc., Pulse Electronics (Singapore) Pte Ltd, the Reporting

CUSIP No. 74586W106	SCHEDULE 13D	Page 11 of 15

Persons and the Issuer, subject to Closing, the parties agreed, among other things, to grant the Reporting Persons an expansion of their right to nominate individuals to serve as members of the Issuer's Board of Directors (the "Board"), subject to and conditioned upon the Closing.  Pursuant to the Investment Agreement, as amended, immediately following the Closing, the Reporting Persons shall have the right to designate at any shareholder meeting where directors are to be elected, (a) no less than a majority of individuals comprising the Issuer's slate of director nominees, so long as the Reporting Persons beneficially own at least a majority of the shares of outstanding Common Stock, (b) up to four individuals comprising the Issuer's slate of director nominees (or in the case of a slate of a different size, such number of individuals proportionate to four out of nine), so long as the Reporting Persons beneficially own less than a majority of the shares of Common Stock outstanding, but more than 50% of the aggregate number of shares (the "Transaction Shares") of Common Stock issued to the Reporting Persons (i) as part of the Issuer’s recapitalization with the Reporting Persons on November 19, 2012 and (ii) in the mandatory conversion of the Issuer's Series A Preferred Stock, (c) up to three individuals comprising the Issuer's slate of director nominees (or in the case of a slate of a different size, such number of individuals proportionate to three out of nine), so long as the Reporting Persons beneficially own less than 50% but more than 25% of the Transaction Shares and (d) up to two individuals comprising the Issuer's slate of director nominees (or in the case of a slate of a different size, such number of individuals proportionate to two out of nine, but in no event less than one nominee), so long as the Reporting Persons beneficially own less than 25% but more than 5% of the Transaction Shares.

Furthermore, the Investment Agreement, as amended, (i) provides for an amendment to the Amended and Restated Articles of Incorporation providing for the mandatory conversion of the Issuer's Series A Preferred Stock and (ii) requires the Issuer to take all necessary action to appoint three director nominees designated by the Reporting Persons to be appointed to the Board, and to increase the number of members on the Board from seven to nine immediately following the Closing.  Pursuant to the Issuer's obligation under the Investment Agreement, as amended, effective upon the Closing, the Issuer appointed Kenneth Liang, Kaj Vazales and Michael Alan Kreger, officers of the Reporting Persons, as members of its Board and increased the number of directors on the Board from seven to nine, as permitted by the Issuer's Amended and Restated Bylaws.

The foregoing descriptions of the Investment Agreement and Amendment No. 3 and the exchange transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the agreements incorporated by reference as exhibits hereto.

Series A Preferred Stock Conversion

Pursuant to Section 1914 of the Pennsylvania Business Corporation Law, on February 7, 2014  the Board approved an amendment to the Amended and Restated Articles of Incorporation, subject to approval and adoption of such amendment by the holders of the Issuer’s Series A Preferred Stock, to provide for the mandatory conversion of the Issuer's Series A Preferred Stock (the "Series A Conversion") when the Issuer exchanges Convertible Senior Notes having an aggregate principal amount equal to or more than 90% of the outstanding principal amount of the Convertible Senior Notes, in addition to the events included in the Amended and Restated Articles of Incorporation which provide for the mandatory conversion of the Series A Preferred Stock.  As a result of the Series A Conversion and the Exchange Agreements, the Issuer issued 8,154,927 shares of Common Stock to the Reporting Persons at the Closing.

On February 21, 2014,  the Issuer received written consent from the sole holder of its Series A Preferred Stock to amend the Amended and Restated Articles of Incorporation to reflect the addition of an event triggering conversion of the Issuer's Series A Preferred Stock, and on that date the Issuer so amended its Amended and Restated Articles of Incorporation.  A copy of the Amendment to the Amended and Restated Articles of Incorporation is incorporated by reference as an exhibit hereto.

Change of Control of the Issuer

After giving effect to the issuance of 1,107,400 shares of the Issuer’s Common Stock pursuant to the Exchange Agreements on February 21, 2014 and the issuance of 8,154,927 shares of the Issuer’s Common Stock to the Reporting Persons pursuant to the Series A Conversion on February 21, 2014 and based on 7,958,565 outstanding shares of the Issuer’s Common Stock prior to the Closing (as reported in the Issuer’s most recent quarterly report on Form 10-Q) and 65,855 Warrants held by the Reporting Persons, the Reporting Persons beneficially own

CUSIP No. 74586W106	SCHEDULE 13D	Page 12 of 15

approximately 69.8% of the outstanding Common Stock.  As a result, the Reporting Persons acquired control of the Issuer.

Item 4.	Purpose of Transaction

Item 5 is amended and restated in its entirety with the following text:

The information contained in the disclosure of Item 3 of this Schedule 13D/A is incorporated herein by reference.

The Reporting Persons received the Common Stock pursuant to the transactions described above, and, as of the date hereof, beneficially own approximately 69.8% of the outstanding shares of the Issuer’s Common Stock, and have acquired control of the Issuer.

As a result, the Reporting Persons will, subject to their continuing to own the above-described percentages of the outstanding shares of the Issuer’s Common Stock and the terms and conditions set forth in the Investment Agreement and other transactional documents (as described above) and the provisions of the Issuer’s Certificate of Incorporation and By-laws (such documents together, the “Organizational Documents”), have the ability to exert actual control over the Issuer’s management policies and affairs, the outcome of matters submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and the membership of the Issuer’s directors.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by OCM PE Holdings, L.P., a Delaware limited partnership (the “Oaktree Owner”) or by other affiliated investment funds and accounts or holding companies thereof or whether the Oaktree Owner or any such other affiliated investment funds and accounts or holding companies thereof will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of this Schedule 13D/A. As part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.  The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries or to cause or introduce one or more of the types of transactions or one or more of the results described in Item 4(a)-(j) of Schedule 13D or to formulate and implement plans or proposals with respect to any of the foregoing, and the Reporting Persons may instruct the directors of the Board which the Reporting Persons have appointed to act on such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D/A is incorporated herein by reference; other than such incorporation by reference, there has been no material change.

CUSIP No. 74586W106	SCHEDULE 13D	Page 13 of 15

(c)  The only transaction effected during the past sixty days by the Reporting Persons in the Issuer’s Common Stock or other form of beneficial ownership of Issuer’s Common Stock was the Series A Conversion, resulting in the acquisition by the Oaktree Owner of 8,154,927 shares of Common Stock as a result of the mandatory conversion of all of its shares of Series A Preferred Stock.

(d)  Not applicable

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in the disclosure of Item 3 of this Schedule 13D/A is incorporated herein by reference.

See above for a summary of the Investment Agreement, Amendment No. 3 and the Amendment to Amended and Restated Articles of Incorporation.

Except as described above or incorporated by reference in this Schedule 13D/A, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Owner.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D/A:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 3
Investment Agreement, dated as of November 7, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc., Pulse Electronics (Singapore) Pte Ltd, Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K filed by the Issuer on November 15, 2012), Amendment No. 2 thereto, dated as of April 15, 2013 (incorporated by reference to Exhibit 10.37(2) to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013), and Amendment No. 3 thereto, dated as of February 21, 2014 (incorporated by reference to Exhibit 10.37(3) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

Exhibit 4
Contribution Agreement, dated as of November 15, 2012, by and among Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 5
Registration Rights Agreement, dated as of November 19, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 5 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 6
Amendment to Amended and Restated Articles of Incorporation of Pulse Electronics Corporation, dated February 21, 2014 (incorporated by reference to Exhibit 3.1(2) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

CUSIP No. 74586W106	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 25, 2014.

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.
By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Managing Director

OAKTREE HOLDINGS, LLC
By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Managing Director

CUSIP No. 74586W106	SCHEDULE 13D	Page 15 of 15

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Jay Ghiya
Name:	Jay Ghiya
Title:	Managing Director